June 5, 2017

VIA EDGAR & FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:              AMC Entertainment Holdings, Inc.

Registration Statement on Form S-4

File No. 333-217388

Ladies and Gentlemen:

We refer to the registration statement on Form S-4 (File No. 333-217388) (the “Registration Statement”) of AMC Entertainment Holdings, Inc. (the “Company”), relating to the registration of £500,000,000 aggregate principal amount of the Company’s 6.375% Senior Subordinated Notes due 2024, $595,000,000 aggregate principal amount of the Company’s 5.875% Senior Subordinated Notes due 2026 and $475,000,000 aggregate principal amount of the Company’s 6.125% Senior Subordinated Notes due 2027.

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the effectiveness of the Registration Statement be accelerated so that it may become effective at 4:00 PM (Eastern time) on June 7, 2017 or as soon as practicable thereafter.

The Company hereby acknowledges the following:

1.             Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.             The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

One AMC Way, 11500 Ash Street, Leawood, Kansas * Phone (913) 213-2000

3.             The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the proposed public offering of the securities specified in the Registration Statement.

Please call Michael Stein of Weil, Gotshal & Manges LLP at (212) 310-8135 to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

AMC ENTERTAINMENT HOLDINGS, INC.

/s/ Kevin M. Connor
Kevin M. Connor
Executive Vice President, General Counsel
& Secretary

cc:           Corey Chivers, Esq., Weil, Gotshal & Manges LLP